UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549



                              Form 11-K


(   X   ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 1997


(        ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from  __________  to  ___________


                  Commission File Number:  0-12358


          CCB FINANCIAL CORPORATION RETIREMENT SAVINGS PLAN
                       (Full title of the plan)



                      CCB FINANCIAL CORPORATION
            (Exact name of issuer as specified in charter)


        111 Corcoran Street, P. O. Box 931, Durham, NC 27702
               (Address of principal executive offices)

Item 1.  Financial Statements

     Audited statements of net assets available for plan benefits as of December 31, 1997 and 1996 and the related audited statements of changes in net assets available for plan benefits for each of the years then ended are filed herein.

Item 2.  Exhibits

     The consent of the Plan's independent auditors to incorporation by reference of the financial statements is included as Exhibit 23.




CCB FINANCIAL CORPORATION RETIREMENT SAVINGS PLAN


Financial Statements and Schedules

December 31, 1997 and 1996


(With Independent Auditors' Report Thereon)

Independent Auditors' Report



The Retirement Committee
CCB Financial Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the CCB Financial Corporation Retirement Savings Plan as of December 31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the CCB Financial Corporation Retirement Savings Plan at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 9, 1998

                                /s/ KPMG PEAT MARWICK LLP

CCB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits with Fund Information

December 31, 1997

                                                     1997
                                     --------------------------------
                                                             Money
                                       Bond        Stock     Market
                                       Fund        Fund      Fund
                                     ---------  ---------   ---------
Assets:
 Investments:
   Money market funds              $    -           -       2,363,679
   Mutual funds:
     111 Corcoran Bond Fund          6,712,038      -          -
     Dodge and Cox Balanced Fund        -           -          -
     Vanguard Index 500 Fund            -       6,459,528      -
     Managers Special Equity Fund       -         368,018      -
     Janus Worldwide Fund               -         496,252      -
   Common stock of
     CCB Financial Corporation          -           -          -
                                     ---------  ---------   ---------
         Total investments           6,712,038  7,323,798   2,363,679

Accrued interest and
 dividends receivable                   -           -          -
Employee contributions
 receivable                              6,866     28,410       5,349
Employer contributions
 receivable                              2,951     11,162       2,167
                                     ---------  ---------   ---------
Net assets available for
 plan benefits                      $6,721,855  7,363,370   2,371,195
                                     =========  =========   =========


CCB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits with Fund Information, continued

December 31, 1997

                                                     1997
                                     ---------------------------------
                                                  CCBF
                                     Balanced     Stock
                                       Fund       Fund       Total
                                     ---------  ---------   ---------
Assets:
 Investments:
   Money market funds               $   -         387,041   2,750,720
   Mutual funds:
     111 Corcoran Bond Fund             -           -       6,712,038
     Dodge and Cox Balanced Fund     2,553,230      -       2,553,230
     Vanguard Index 500 Fund            -           -       6,459,528
     Managers Special Equity Fund       -           -         368,018
     Janus Worldwide Fund               -           -         496,252
   Common stock of
     CCB Financial Corporation          -      54,201,070  54,201,070
                                     ---------  ---------   ---------
         Total investments           2,553,230 54,588,111  73,540,856

Accrued interest and
 dividends receivable                   -         200,730     200,730
Employee contributions
 receivable                             18,089     72,758     131,472
Employer contributions
 receivable                              7,516    943,988     967,784
                                     ---------  ---------   ---------
Net assets available for
 plan benefits                      $2,578,835 55,805,587  74,840,842
                                     =========  =========   =========

See accompanying notes to financial statements.

CCB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits with Fund Information, continued

December 31, 1996

                                                  1996
                                     --------------------------------
                                                             Money
                                       Bond       Stock     Market
                                       Fund        Fund      Fund
                                     ---------  ---------   ---------
Assets:
 Investments:
   Money market funds               $   68,586    107,240   3,022,479
   Mutual funds:
     111 Corcoran Bond Fund          3,763,363      -          -
     111 Corcoran Equity Fund           -       5,109,491      -
   Common stock of
     CCB Financial Corporation          -           -          -
                                     ---------  ---------   ---------
         Total investments           3,831,949  5,216,731   3,022,479

Accrued interest and
 dividends receivable                   21,189        122      13,627
Employee contributions
 receivable                             13,182     26,176       8,923
Employer contributions
 receivable                             -           -          -
Receivable from other funds             -           -          -
Other receivables                        3,836     13,921       4,258
                                     ---------  ---------   ---------
         Total assets                3,870,156  5,256,950   3,049,287

Liabilities:
Prepaid contributions                   -              25      -
Payable to other funds                     104         52          17
Other payables                          -           -          -
                                     ---------  ---------   ---------
         Total liabilities                 104         77          17
                                     ---------  ---------   ---------
Net assets available for
 plan benefits                      $3,870,052  5,256,873   3,049,270
                                     =========  =========   =========

CCB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits with Fund Information, continued

December 31, 1996

                                                  1996
                                     --------------------------------
                                                  CCBF
                                     Balanced     Stock
                                       Fund       Fund       Total
                                     ---------  ---------   ---------
Assets:
 Investments:
   Money market funds                $ 177,992     63,818   3,440,115
   Mutual funds:
     111 Corcoran Bond Fund          7,201,104      -      10,964,467
     111 Corcoran Equity Fund           -           -       5,109,491
   Common stock of
     CCB Financial Corporation       9,015,586 20,607,815  29,623,401
                                     ---------  ---------   ---------
         Total investments          16,394,682 20,671,633  49,137,474

Accrued interest and
 dividends receivable                   97,367    131,989     264,294
Employee contributions
 receivable                             71,285     43,447     163,013
Employer contributions
 receivable                             -         884,308     884,308
Receivable from other funds             -             173         173
Other receivables                       10,676        139      32,830
                                     ---------  ---------   ---------
         Total assets               16,574,010 21,731,689  50,482,092

Liabilities:
Prepaid contributions                    8,193      5,692      13,910
Payable to other funds                  -           -             173
Other payables                          -             524         524
                                     ---------  ---------   ---------
         Total liabilities               8,193      6,216      14,607
                                     ---------  ---------   ---------
Net assets available for
 plan benefits                     $16,565,817 21,725,473  50,467,485
                                     =========  =========   =========

See accompanying notes to financial statements.

CCB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits with
 Fund Information

For the year ending December 31, 1997

                                                  1997
                                     -------------------------------
                                                             Money
                                       Bond       Stock     Market
                                       Fund        Fund      Fund
                                     ---------  ---------   ---------
Additions to net assets
 attributed to:
 Investment income:
  Net appreciation (depreciation)
    in fair value of investments      $242,490  1,452,809      66,677
     Interest                            5,003     42,535      71,822
     Dividends                         412,635    171,309      -
 Contributions:
  Employer, net of forfeitures          61,259    229,544      47,065
  Employees                            238,744    750,118     185,583
 Funds transferred                   2,653,200  (158,706)   (501,140)
                                     ---------  ---------   ---------
      Total additions (deductions)   3,613,331  2,487,609   (129,993)

Deductions from net assets
  attributed to:
 Plan benefits paid                  (761,528)  (381,112)   (548,082)
                                     ---------  ---------   ---------
      Net increase (decrease)
        in net assets                2,851,803  2,106,497   (678,075)
                                     ---------  ---------   ---------
Net assets available for
  plan benefits:
 Beginning of year                   3,870,052  5,256,873   3,049,270
                                     ---------  ---------   ---------
 End of year                        $6,721,855  7,363,370   2,371,195
                                     =========  =========   =========



CCB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits with Fund Information, continued

For the year ending December 31, 1997

                                                       1997
                                     ----------------------------------
                                                    CCBF
                                     Balanced      Stock
                                       Fund         Fund       Total
                                      ---------   ---------   ---------
Additions to net assets
 attributed to:
 Investment income:
  Net appreciation (depreciation)
    in fair value of investments     $(811,596)  20,254,356  21,204,736
     Interest                            11,632       7,870     138,862
     Dividends                          327,322     927,860   1,839,126
 Contributions:
  Employer, net of forfeitures          530,282   1,431,276   2,299,426
  Employees                             583,589   1,746,841   3,504,875
 Funds transferred                 (14,185,356)  12,192,002      -
                                      ---------   ---------   ---------
      Total additions (deductions) (13,544,127)  36,560,205  28,987,025

Deductions from net assets
  attributed to:
 Plan benefits paid                   (442,855) (2,480,091) (4,613,668)
                                      ---------   ---------   ---------
      Net increase (decrease)
        in net assets              (13,986,982)  34,080,114 24,373,357
                                      ---------   ---------   ---------
Net assets available for
  plan benefits:
 Beginning of year                   16,565,817  21,725,473  50,467,485
                                      ---------   ---------   ---------
 End of year                         $2,578,835  55,805,587  74,840,842
                                      =========   =========   =========


See accompanying notes to financial statements.

CCB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits with Fund Information, continued

For the year ending December 31, 1996


                                                    1996
                                      ---------------------------------
                                                               Money
                                       Bond        Stock      Market
                                        Fund        Fund       Fund
                                      ---------   ---------   ---------
Additions to net assets
 attributed to:
 Investment income:
  Net appreciation (depreciation)
    in fair value of investments     $(105,597)     912,735       2,133
     Interest                             1,800       4,109     162,564
     Dividends                          248,163      54,663      -
 Contributions:
  Employer, net of forfeitures           -           -           -
  Employees                             390,561     622,335     269,846
 Funds transferred                    (103,264)      67,080   (463,655)
                                      ---------   ---------   ---------
      Total additions (deductions)      431,663   1,660,922    (29,112)

Deductions from net assets
  attributed to:
 Plan benefits paid                   (392,479)   (454,289)   (312,517)
                                      ---------   ---------   ---------
      Net increase (decrease)
        in net assets                    39,184   1,206,633   (341,629)
                                      ---------   ---------   ---------
Net assets available for
  plan benefits:
 Beginning of year                    3,830,868   4,050,240   3,390,899
                                      ---------   ---------   ---------
 End of year                         $3,870,052   5,256,873   3,049,270
                                      =========   =========   =========

CCB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits with Fund Information, continued

For the year ending December 31, 1996

                                                    1996
                                     ---------------------------------
                                                    CCBF
                                     Balanced      Stock
                                       Fund         Fund       Total
                                      ---------   ---------   ---------
Additions to net assets
 attributed to:
 Investment income:
  Net appreciation (depreciation)
    in fair value of investments     $1,552,495   3,999,306   6,361,072
     Interest                            11,208       9,290     188,971
     Dividends                          647,378     474,266   1,424,470
 Contributions:
  Employer, net of forfeitures        1,157,307     842,696   2,000,003
  Employees                             630,383   1,013,172   2,926,297
 Funds transferred                       62,351     437,488      -
                                      ---------   ---------   ---------
      Total additions (deductions)    4,061,122   6,776,218  12,900,813

Deductions from net assets
  attributed to:
 Plan benefits paid                 (1,093,683) (1,266,012) (3,518,980)
                                      ---------   ---------   ---------
      Net increase (decrease)
        in net assets                 2,967,439   5,510,206   9,381,833
                                      ---------   ---------   ---------
Net assets available for
  plan benefits:
 Beginning of year                   13,598,378  16,215,267  41,085,652
                                      ---------   ---------   ---------
 End of year                        $16,565,817  21,725,473  50,467,485
                                      =========   =========   =========


See accompanying notes to financial statements.

CCB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 1997 and 1996

1. Description of the Plan

The CCB Financial Corporation Retirement Savings Plan (the "Plan") is a defined contribution plan sponsored by CCB Financial Corporation and subsidiaries ("CCBF") for its employees. The Plan was established effective April 1, 1983 for the purpose of promoting the future economic welfare of CCBF's employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").


2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and the changes in those net assets.

Investment Valuation and Income Recognition
Investments in common trust and mutual funds are valued at fair value based on quoted market prices of the underlying fund securities. The investment in CCBF common stock is stated at fair value based on quoted market values.

Securities transactions are recorded on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits
Benefits are recorded when paid.

Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.


3. Participation in the Plan

Under terms of the Plan, employees are eligible to participate in the Plan at age 21 upon completion of one year of continuous employment in which they complete at least 1,000 hours of service.


4. Contributions

Basic contributions to the Plan are made through payroll deductions by employees in amounts equal to whole percentages, from 1% to 17%, of their compensation. CCBF currently matches these contributions at a rate of 50%, not to exceed 6% of compensation. This rate may be increased or decreased by the Board of Directors. Participant contributions were limited to $9,500 per employee in 1997 and 1996.

In addition, the Board of Directors may grant profit sharing contributions to the Plan. Such contributions were made in 1997 and 1996 totaling $943,988 and $842,696, respectively. These contributions are invested in the CCBF Stock Fund. Profit sharing contributions are allocated proportionately based on employees' compensation among participants who completed 1,000 hours of service during the Plan year and who were employed on the last day of the Plan year, or who died, became disabled or retired during the Plan year.

5. Vesting and Forfeitures

Participants are fully vested in their employee contributions and the related investment earnings. Participants become vested in their employer contributions in increasing percentages as years of service increase and become fully vested after six years of service. Immediate vesting occurs upon reaching normal retirement age under the Plan, election of early retirement under CCBF's retirement plan, or upon death or disability. Although it has not expressed an intent to do so, CCBF has the right to discontinue its contributions at any time and to terminate the Plan. In the event of plan termination, participants will become 100 percent vested in their accounts.

Upon termination of service to CCBF for reasons other than retirement, disability or death, any unvested portion of a participant's account is forfeited subject to ERISA's reinstatement provisions. Forfeitures are used to reduce subsequent contributions by CCBF.


6. Investment Election

The Plan includes seven different investment options: the 111 Corcoran Bond Fund, the Dodge and Cox Balanced Fund, the Vanguard Index 500 Fund, the Managers Special Equity Fund, the Janus Worldwide Fund, the Vanguard Money Market
Fund, and the CCBF Stock Fund. These funds contain investments in bonds, common and preferred stocks, and money market funds. Participants may elect to direct their contributions to any combination of the funds.
Changes to future contributions can be made effective as of any business day. Transfers of existing account balances can be made daily to and from all funds, except the CCBF Stock Fund, which can be made four times in a calendar year. However, transfers from CCBF Stock Fund derived from profit sharing contributions are prohibited.


7. Withdrawals and Distributions

The Plan allows hardship withdrawals of a participant's tax-deferred, voluntary contributions, rollover contributions and the vested portion of employer contributions subject to certain regulations under the Internal Revenue Code ("IRC"). Upon termination of employment, a participant may receive a lump sum distribution or may elect to leave the entire balance, if greater than $3,500, in the Plan until age 65.


8. Determination of Participants' Account Balances

The Plan shifted to daily valuation beginning July 1, 1997.

Participants' account balances are determined as follows:

* Employee contributions and matching employer contributions are added to the participants' accounts for each type of investment fund bi-monthly.

*  Discretionary profit sharing contributions are added to the CCBF Stock Fund.

*  Participants' accounts are reduced by the amount of any withdrawals made.

* Earnings from each investment fund are allocated daily within that fund based upon the ratio that each participant's adjusted account balance, as defined in the Plan, bears to the total of all participants' adjusted account balances.

9.  Investments

During 1997 and 1996, the Plan's investment (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                      1997            1996
                                   -----------    ----------
Common stock of CCB
 Financial Corporation             $20,254,356     5,715,764
Central Carolina Bank and
 Trust Company
  111 Corcoran Bond Fund               242,490      (264,658)
Central Carolina Bank and
  Trust Company
   111 Corcoran Equity Fund                -         909,966
Dodge and Cox Balanced Fund           (811,596)         -
Janus Worldwide Fund                   (41,016)         -
Managers Special Equity Fund             6,473          -
Vanguard Index 500 Fund              1,487,352          -
Vanguard Money Market Fund              66,677          -
                                     ---------     ---------
                                   $21,204,736     6,361,072
                                    ===========    =========

Investments exceeding five percent of Plan assets at December 31, 1997 and 1996 are as follows:

                              1997                       1996
                       ---------------------    -------------------
                         Units,                   Units,
                        shares or      Fair     shares or     Fair
                        par value      value    par value     value
                       ----------     ------    ---------    ------
Goldman Sachs ILA
 Class B Money
 Market Mutual Fund      387,041     $387,041  3,440,115   $3,440,115
Common stock of
 CCB Financial
 Corporation             504,196   54,201,070    434,043   29,623,401
Central Carolina Bank
 and Trust Company
 Mutual Fund
 111 Corcoran
 Bond Fund               659,336    6,712,038  1,096,447   10,964,467
Central Carolina Bank
 and Trust Company
 Mutual Fund
 111 Corcoran
 Equity Fund              -            -         339,953    5,109,491
Vanguard Index
 500 Fund                 71,717    6,459,528     -            -
Other                     -         5,781,179     -            -
                                  -----------             -----------
                                  $73,540,856             $49,137,474
                                  ===========             ===========


10.Federal Income Taxes

The Internal Revenue Service has determined and informed CCBF by letter dated May 5, 1993 that the Plan, in form, is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is operating in compliance with applicable requirements of the IRC.


11.Related Party Transactions

The Plan's investments are held by the Trust Department of Central Carolina Bank and Trust Company ("the Bank"), a wholly-owned subsidiary of CCBF.

The Plan purchased 90,775 and 51,721 shares of common stock of CCBF at a cost of $6,296,489 and $2,688,093 in 1997 and 1996 respectively. 16,540 shares and 4,968 shares of CCBF common stock were sold by the Plan in 1997 and 1996, respectively for $1,316,506 and $583,558, respectively. The Plan also earned cash dividends on its CCBF shares of $927,860 and $678,424 in 1997 and 1996, respectively.

The Plan purchased 100,140 and 213,325 units of 111 Corcoran Bond Fund, a mutual fund of the Bank, at a cost of $1,004,022 and $2,142,000 during 1997 and 1996, respectively. The Plan sold 400,734 and 21,279 units of 111 Corcoran Bond Fund resulting in proceeds of $4,003,186 and $208,952 during 1997 and 1996, respectively.

The Plan purchased 14,956 units and 30,350 units of 111 Corcoran Equity Fund, a mutual fund of the Bank at a cost of $245,000 and $911,270 during 1997 and 1996, respectively. The Plan sold 3,284 units and 5,241 units of 111 Corcoran Equity Fund resulting in proceeds of $53,000 and $127,133 during 1997 and 1996, respectively.

The Plan has a depository relationship with the Bank. Administrative expenses of the Plan are paid by CCBF.

CCB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

Item 27a - Schedule of Assets Held for Investment Purposes

December 31, 1997

   Par
 value,
shares or         Identity of party and                     Current
  units           description of assets          Cost        value
---------   --------------------------------  ---------    ----------
  659,336   *Central Carolina Bank and Trust,
                 111 Corcoran Bond Fund       $6,597,454    6,712,038

  504,531   *CCB Financial Corporation Stock  19,838,183   54,201,070

   38,233    Dodge and Cox Balanced Fund       2,646,357    2,553,230

   13,135    Janus Worldwide Fund                537,545      496,252

    6,016    Managers Special Equity Fund        363,219      368,018

   71,717    Vanguard Index 500 Fund           6,089,899    6,459,528

2,240,581    Vanguard Money Market Fund        2,305,424    2,363,679

  587,771    Goldman Sachs ILA Class B
                Money Market Mutual Fund         387,041      387,041
                                              ----------   ----------
                                             $38,765,122   73,540,856
                                              ==========   ==========

*Denotes party-in-interest

CCB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

Item 27d - Schedule of Reportable Transactions (1)

For the year ended December 31, 1997


                                   Aggregate
                                    selling
    Identity of                    price or  Aggregate     Net
     party and          Aggregate  maturity   cost of    realized
  description of        purchase   proceeds    assets      gain
       asset            price (2)     (2)     sold (2)    (loss)

CCB Financial
 Corporation
 Common Stock          $6,296,489  1,316,506    678,675    637,831
Central Carolina
 Bank and Trust
  111 Corcoran
  Bond Fund             1,004,022  4,033,186  4,007,755     25,431
Dodge and Cox
 Balanced Fund          2,789,926    326,956    326,056        900
Goldman Sachs ILA
 Class B, Money
 Market Mutual Fund     3,795,328  3,554,091  3,554,091     -
Central Carolina
 Bank and Trust
  Employee Benefit
  Money Market Fund     3,290,970  3,487,745  3,487,745     -

(1) This schedule presents transactions in any security where the aggregate of such transactions in that security exceeds five percent of Plan assets at the beginning of the Plan year.

(2) All purchase and sale prices represent market value of the security on the transaction date, adjusted for brokerage commissions, if any.

                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Durham, State of North Carolina, on June 26, 1998.

                              CCB FINANCIAL CORPORATION
                              RETIREMENT SAVINGS PLAN
                                      (The Plan)


                           By:  ADMINISTRATIVE COMMITTEE,
                                   CCB Financial Corporation
                                   Retirement Savings Plan
                                     (Plan Administrator)

                              By: /s/ J. KENT FAWCETT
                                      J. Kent Fawcett
                                      Senior Vice President
                                      CCB Financial Corporation

                           By:  CENTRAL CAROLINA BANK AND
                                   TRUST COMPANY, Trustee

                              By: /s/ DONALD F. SYLVESTER
                                      Donald F. Sylvester
                                      Vice President
                                      Central Carolina Bank
                                      and Trust Company